SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K




[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES AND EXCHANGE ACT OF 1934


         For the year ended December 31, 1997


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES AND EXCHANGE ACT OF 1934



                         COMMISSION FILE NUMBER 0-10973



             BELL SPORTS CORP. EMPLOYEES' RETIREMENT AND 401(k) PLAN
             -------------------------------------------------------
                            (Full title of the Plan)



                                BELL SPORTS CORP.
                                -----------------
          (Name of Issuer of the Securities Held Pursuant to the Plan)



                             6350 San Ignacio Avenue
                             -----------------------
                               San Jose, CA 95119
                               ------------------
                (Address of Issuer's Principal Executive Office)

Bell Xports Corp.
Employees' Retirement and
401 (k) Plan
Financial Statements and
Additional Information
December 31, 1997 and 1996

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Index
--------------------------------------------------------------------------------


                                                                                         Page
                                                                                         ----
Financial Statements:

   Report of Independent Accountants                                                        1

   Statement of Net Assets Available for Benefits, with Fund Information                  2-5

   Statement of Changes in Net Assets Available for Benefits, with Fund Information       6-9

   Notes to Financial Statements                                                        10-15

Additional Information:

   Schedule  I - Schedule of Assets Held for Investment Purposes                        16-17

   Schedule II - Schedule of Reportable Transactions                                       18

June 12, 1997
To the Participants and Administrator
of the Bell Sports Corp. Employees'
Retirement and 401(k) Plan
Page 2
                        Report of Independent Accountants

June 18, 1998

To the Participants and Administrator of the Bell Sports Corp. Employees' Retirement and 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bell Sports Corp. Employees' Retirement and 401(k) Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedule of assets held for investment purposes and the schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The schedule of assets held for investment purposes, the schedule of reportable transactions and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                        PRICE WATERHOUSE LLP

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------

                                December 31, 1997

                                Fund Information
                                ----------------

                                              Charter        INVESCO
                                            Guaranteed        Total        Fidelity       Fidelity
                                              Income         Return       Contrafund      Magellan
                                               Fund           Fund           Fund           Fund

Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund     $1,955,754
   CIGNA INVESCO Total Return Fund                         $  553,892
   CIGNA Fidelity Contrafund Fund                                         $1,524,275
   CIGNA Fidelity Magellan Fund                                                          $1,130,272
   CIGNA Lifetime20 Fund
   CIGNA Lifetime30 Fund
   CIGNA Lifetime40 Fund
   CIGNA Lifetime50 Fund
Cash equivalents                                   129
                                            ----------     ----------     ----------     ----------
Net assets available for benefits           $1,955,883     $  553,892     $1,524,275     $1,130,272
                                            ==========     ==========     ==========     ==========



                                            Lifetime20     Lifetime30     Lifetime40     Lifetime50
                                               Fund           Fund           Fund           Fund

Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund
   CIGNA INVESCO Total Return Fund
   CIGNA Fidelity Contrafund Fund
   CIGNA Fidelity Magellan Fund
   CIGNA Lifetime20 Fund                    $  195,320
   CIGNA Lifetime30 Fund                                   $  436,624
   CIGNA Lifetime40 Fund                                                  $  409,012
   CIGNA Lifetime50 Fund                                                                 $  153,364
Cash equivalents
                                            ----------     ----------     ----------     ----------
Net assets available for benefits           $  195,320     $  436,624     $  409,012     $  153,364
                                            ==========     ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
(continued)
--------------------------------------------------------------------------------

                                December 31, 1997

                                Fund Information
                                ----------------

                                                                               American
                                                                               Century -
                                                                               Twentieth       Vanguard
                                                                                Century        Growth &
                                                              Lifetime60         Ultra          Income
                                                                 Fund            Fund          Portfolio
                                                              -----------     -----------     -----------

Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund
   CIGNA INVESCO Total Return Fund
   CIGNA Fidelity Contrafund Fund
   CIGNA Fidelity Magellan Fund
   CIGNA Lifetime20 Fund
   CIGNA Lifetime30 Fund
   CIGNA Lifetime40 Fund
   CIGNA Lifetime50 Fund
   CIGNA Lifetime60 Fund                                      $   234,751
   CIGNA American Century - Twentieth Century Ultra Fund                      $ 2,065,770
   CIGNA Vanguard Growth & Income Portfolio                                                   $ 1,249,175
   CIGNA Warburg Pincus Advisor International Equity Fund
   Bell Sports Corp. Common Stock
Participant notes receivable
Cash equivalents
                                                              -----------     -----------     -----------
Net assets available for benefits                             $   234,751     $ 2,065,770     $ 1,249,175
                                                              ===========     ===========     ===========
                                                                Warburg
                                                                Pincus           Bell
                                                                Advisor         Sports
                                                             International       Corp.        Participant
                                                                Equity          Common          Notes
                                                                 Fund            Stock        Receivable         Total
                                                              -----------     -----------     -----------     -----------

Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund                                                                       $ 1,955,754
   CIGNA INVESCO Total Return Fund                                                                                553,892
   CIGNA Fidelity Contrafund Fund                                                                               1,524,275
   CIGNA Fidelity Magellan Fund                                                                                 1,130,272
   CIGNA Lifetime20 Fund                                                                                          195,320
   CIGNA Lifetime30 Fund                                                                                          436,624
   CIGNA Lifetime40 Fund                                                                                          409,012
   CIGNA Lifetime50 Fund                                                                                          153,364
   CIGNA Lifetime60 Fund                                                                                          234,751
   CIGNA American Century - Twentieth Century Ultra Fund                                                        2,065,770
   CIGNA Vanguard Growth & Income Portfolio                                                                     1,249,175
   CIGNA Warburg Pincus Advisor International Equity Fund     $   409,213                                         409,213
   Bell Sports Corp. Common Stock                                             $   466,527                         466,527
Participant notes receivable                                                                  $   319,993         319,993
Cash equivalents                                                                                                      129
                                                              -----------     -----------     -----------     -----------
Net assets available for benefits                             $   409,213     $   466,527     $   319,993     $11,104,071
                                                              ===========     ===========     ===========     ===========


   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------

                                December 31, 1996

                                Fund Information
                                ----------------

                                             Charter         INVESCO
                                            Guaranteed        Total        Fidelity       Fidelity
                                              Income         Return       Contrafund      Magellan
                                               Fund           Fund           Fund           Fund
                                            ----------     ----------     ----------     ----------

Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund     $2,177,167
   CIGNA INVESCO Total Return Fund                         $  363,944
   CIGNA Fidelity Contrafund Fund                                         $1,075,179
   CIGNA Fidelity Magellan Fund                                                          $  893,146
   CIGNA Lifetime20 Fund
   CIGNA Lifetime30 Fund
   CIGNA Lifetime40 Fund
   CIGNA Lifetime50 Fund
Cash equivalents                                16,282          2,829          5,794          7,019
                                            ----------     ----------     ----------     ----------
Net assets available for benefits           $2,193,449     $  366,773     $1,080,973     $  900,165
                                            ==========     ==========     ==========     ==========


                                            Lifetime20     Lifetime30     Lifetime40     Lifetime50
                                               Fund           Fund           Fund           Fund
                                            ----------     ----------     ----------     ----------

Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund
   CIGNA INVESCO Total Return Fund
   CIGNA Fidelity Contrafund Fund
   CIGNA Fidelity Magellan Fund
   CIGNA Lifetime20 Fund                    $  147,239
   CIGNA Lifetime30 Fund                                   $  350,232
   CIGNA Lifetime40 Fund                                                  $  314,430
   CIGNA Lifetime50 Fund                                                                 $  208,101
Cash equivalents                                 3,887          3,880          2,054          1,092
                                            ----------     ----------     ----------     ----------
Net assets available for benefits           $  151,126     $  354,112     $  316,484     $  209,193
                                            ==========     ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------

                                December 31, 1996

                                Fund Information
                                ----------------

                                                                              American
                                                                              Century -
                                                                              Twentieth     Vanguard
                                                                               Century      Growth &
                                                              Lifetime60        Ultra        Income
                                                                 Fund           Fund        Portfolio
                                                              ----------     ----------     ----------

Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund
   CIGNA INVESCO Total Return Fund
   CIGNA Fidelity Contrafund Fund
   CIGNA Fidelity Magellan Fund
   CIGNA Lifetime20 Fund
   CIGNA Lifetime30 Fund
   CIGNA Lifetime40 Fund
   CIGNA Lifetime50 Fund
   CIGNA Lifetime60 Fund                                      $  202,928
   CIGNA American Century - Twentieth Century Ultra Fund                     $1,469,022
   CIGNA Vanguard Growth & Income Portfolio                                                 $  697,812
   CIGNA Warburg Pincus Advisor International Equity Fund
   Bell Sports Corp. Common Stock
Participant notes receivable
Cash equivalents                                                     339          9,326          5,831
                                                              ----------     ----------     ----------
Net assets available for benefits                             $  203,267     $1,478,348     $  703,643
                                                              ==========     ==========     ==========
                                                                Warburg
                                                                Pincus          Bell
                                                                Advisor        Sports
                                                             International      Corp.       Participant
                                                                Equity         Common         Notes
                                                                 Fund           Stock       Receivable        Total
                                                              ----------     ----------     ----------     ----------

Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund                                                                    $2,177,167
   CIGNA INVESCO Total Return Fund                                                                            363,944
   CIGNA Fidelity Contrafund Fund                                                                           1,075,179
   CIGNA Fidelity Magellan Fund                                                                               893,146
   CIGNA Lifetime20 Fund                                                                                      147,239
   CIGNA Lifetime30 Fund                                                                                      350,232
   CIGNA Lifetime40 Fund                                                                                      314,430
   CIGNA Lifetime50 Fund                                                                                      208,101
   CIGNA Lifetime60 Fund                                                                                      202,928
   CIGNA American Century - Twentieth Century Ultra Fund                                                    1,469,022
   CIGNA Vanguard Growth & Income Portfolio                                                                   697,812
   CIGNA Warburg Pincus Advisor International Equity Fund     $  364,265                                      364,265
   Bell Sports Corp. Common Stock                                            $  349,707                       349,707
Participant notes receivable                                                                $  236,145        236,145
Cash equivalents                                                   1,892          3,010                        63,235
                                                              ----------     ----------     ----------     ----------
Net assets available for benefits                             $  366,157     $  352,717     $  236,145     $8,912,552
                                                              ==========     ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------

                          Year Ended December 31, 1997

                                Fund Information
                                ----------------

                                                            Charter          INVESCO
                                                           Guaranteed          Total          Fidelity         Fidelity
                                                             Income           Return         Contrafund        Magellan
                                                              Fund             Fund             Fund             Fund
                                                           -----------      -----------      -----------      -----------

Additions to net assets attributed to:
   Investment income
     Interest                                              $   110,988
     Net appreciation in fair value of investments                          $   103,561      $   263,309      $   231,781
                                                           -----------      -----------      -----------      -----------
                                                               110,988          103,561          263,309          231,781
                                                           -----------      -----------      -----------      -----------
   Contributions
     Employer                                                   88,409           22,709           51,737           54,890
     Employee                                                  252,893           82,204          192,977          178,674
                                                           -----------      -----------      -----------      -----------
                                                               341,302          104,913          244,714          233,564
                                                           -----------      -----------      -----------      -----------
Total additions                                                452,290          208,474          508,023          465,345

Deductions from net assets attributed to:
   Benefit payments                                            637,691           34,282           82,213          183,406
   Transaction charge                                            1,845              267              299              404
                                                           -----------      -----------      -----------      -----------
Total deductions                                               639,536           34,549           82,512          183,810
Change in forfeiture reserve, net                                2,463             (155)            (420)             (24)
                                                           -----------      -----------      -----------      -----------
Net (decrease) increase prior to interfund transfers          (184,783)         173,770          425,091          281,511
Interfund transfers, net                                       (52,783)          13,349           18,211          (51,404)
                                                           -----------      -----------      -----------      -----------
Net (decrease) increase                                       (237,566)         187,119          443,302          230,107
Net assets available for benefits at beginning of year       2,193,449          366,773        1,080,973          900,165
                                                           -----------      -----------      -----------      -----------
Net assets available for benefits at end of year           $ 1,955,883      $   553,892      $ 1,524,275      $ 1,130,272
                                                           ===========      ===========      ===========      ===========


                                                           Lifetime20       Lifetime30       Lifetime40       Lifetime50
                                                              Fund             Fund             Fund             Fund
                                                           -----------      -----------      -----------      -----------

Additions to net assets attributed to:
   Investment income
     Interest
     Net appreciation in fair value of investments         $    25,944      $    60,763      $    52,959      $    28,569
                                                           -----------      -----------      -----------      -----------
                                                                25,944           60,763           52,959           28,569
                                                           -----------      -----------      -----------      -----------
   Contributions
     Employer                                                   22,832           24,703           18,667            6,839
     Employee                                                   71,172           79,928           66,523           25,321
                                                           -----------      -----------      -----------      -----------
                                                                94,004          104,631           85,190           32,160
                                                           -----------      -----------      -----------      -----------
Total additions                                                119,948          165,394          138,149           60,729

Deductions from net assets attributed to:
   Benefit payments                                             45,959           70,027           35,040          111,548
   Transaction charge                                              530              705              435
                                                           -----------      -----------      -----------      -----------
Total deductions                                                46,489           70,732           35,475          111,548
Change in forfeiture reserve, net                                  (24)            (385)
                                                           -----------      -----------      -----------      -----------
Net (decrease) increase prior to interfund transfers            73,435           94,277          102,674          (50,819)
Interfund transfers, net                                       (29,241)         (11,765)         (10,146)          (5,010)
                                                           -----------      -----------      -----------      -----------
Net (decrease) increase                                         44,194           82,512           92,528          (55,829)
Net assets available for benefits at beginning of year         151,126          354,112          316,484          209,193
                                                           -----------      -----------      -----------      -----------
Net assets available for benefits at end of year           $   195,320      $   436,624      $   409,012      $   153,364
                                                           ===========      ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information (continued)
--------------------------------------------------------------------------------

                          Year Ended December 31, 1997

                                Fund Information
                                ----------------

                                                                             American
                                                                             Century -
                                                                             Twentieth        Vanguard
                                                                              Century         Growth &
                                                           Lifetime60          Ultra           Income
                                                              Fund             Fund           Portfolio
                                                           -----------      -----------      -----------

Additions to net assets attributed to:
   Investment income
     Interest
     Net appreciation (depreciation) in fair
       value of investments                                $    27,380      $   354,465      $   268,432
                                                           -----------      -----------      -----------
                                                                27,380          354,465          268,432
                                                           -----------      -----------      -----------
   Contributions
     Employer                                                    7,070           77,457           37,440
     Employee                                                   17,373          303,304          172,298
                                                           -----------      -----------      -----------
                                                                24,443          380,761          209,738
                                                           -----------      -----------      -----------
Total additions                                                 51,823          735,226          478,170
Deductions from net assets attributed to:
   Benefit payments                                             20,474          142,240           64,776
   Transaction charge                                              140              662              120
   Participant notes receivable terminated
     due to withdrawal of participant
                                                           -----------      -----------      -----------
Total deductions                                                20,614          142,902           64,896
Change in forfeiture reserve, net                                 (107)             (19)            (130)
                                                           -----------      -----------      -----------
Net increase (decrease) prior to interfund transfers            31,102          592,305          413,144
Interfund transfers, net                                           382           (4,883)         132,388
                                                           -----------      -----------      -----------
Net increase                                                    31,484          587,422          545,532
Net assets available for benefits at beginning of year         203,267        1,478,348          703,643
                                                           -----------      -----------      -----------
Net assets available for benefits at end of year           $   234,751      $ 2,065,770      $ 1,249,175
                                                           ===========      ===========      ===========
                                                             Warburg
                                                             Pincus            Bell
                                                             Advisor          Sports
                                                          International        Corp.         Participant
                                                             Equity           Common           Notes
                                                              Fund             Stock         Receivable          Total
                                                           -----------      -----------      -----------      -----------

Additions to net assets attributed to:
   Investment income
     Interest                                                                                $    20,404      $   131,392
     Net appreciation (depreciation) in fair
       value of investments                                $   (26,112)     $   142,708                         1,533,759
                                                           -----------      -----------      -----------      -----------
                                                               (26,112)         142,708           20,404        1,665,151
                                                           -----------      -----------      -----------      -----------
   Contributions
     Employer                                                   17,053           21,291                           451,097
     Employee                                                   70,951           66,633                         1,580,251
                                                           -----------      -----------      -----------      -----------
                                                                88,004           87,924                         2,031,348
                                                           -----------      -----------      -----------      -----------
Total additions                                                 61,892          230,632           20,404        3,696,499
Deductions from net assets attributed to:
   Benefit payments                                             23,257           22,977                         1,473,890
   Transaction charge                                               18            2,709                             8,134
   Participant notes receivable terminated
     due to withdrawal of participant                                                             23,613           23,613
                                                           -----------      -----------      -----------      -----------
Total deductions                                                23,275           25,686           23,613        1,505,637
Change in forfeiture reserve, net                                   (2)            (540)                              657
                                                           -----------      -----------      -----------      -----------
Net increase (decrease) prior to interfund transfers            38,615          204,406           (3,209)       2,191,519
Interfund transfers, net                                         4,441          (90,596)          87,057             --
                                                           -----------      -----------      -----------      -----------
Net increase                                                    43,056          113,810           83,848        2,191,519
Net assets available for benefits at beginning of year         366,157          352,717          236,145        8,912,552
                                                           -----------      -----------      -----------      -----------
Net assets available for benefits at end of year           $   409,213      $   466,527      $   319,993      $11,104,071
                                                           ===========      ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------

                          Year Ended December 31, 1996

                                Fund Information
                                ----------------

                                                            Charter          Charter        INVESCO
                                                          Guaranteed       Guaranteed        Total        Fidelity       Fidelity
                                                            Income         Short-Term       Return       Contrafund      Magellan
                                                              Fund             Fund           Fund           Fund          Fund
                                                         -----------      -----------     -----------    -----------    -----------

Additions to net assets attributed to:
   Investment income
     Interest                                             $   110,477     $       941
     Net appreciation in fair
       value of investments                                                               $    39,585    $   162,249    $    89,802
                                                          -----------     -----------     -----------    -----------    -----------
                                                              110,477             941          39,585        162,249         89,802
                                                          -----------     -----------     -----------    -----------    -----------
   Contributions
     Employer                                                 120,396                          28,555         58,023         81,340
     Employee                                                 339,465                          97,819        239,642        280,309
                                                          -----------     -----------     -----------    -----------    -----------
                                                              459,861                         126,374        297,665        361,649
                                                          -----------     -----------     -----------    -----------    -----------
Total additions                                               570,338             941         165,959        459,914        451,451

Deductions from net assets attributed to:
   Benefit payments                                           415,084                          30,722         45,231         39,232
   Transaction charge                                           1,306                             221            195            378
                                                          -----------     -----------     -----------    -----------    -----------
Total deductions                                              416,390                          30,943         45,426         39,610
Change in forfeiture reserve, net                              (1,170)
                                                          -----------     -----------     -----------    -----------    -----------
Net increase prior to interfund transfers                     152,778             941         135,016        414,488        411,841
Interfund transfers, net                                    1,151,167         (35,871)         93,014        403,339        142,460
Transfer from merged plan                                     889,504          34,930         138,743        263,146        345,864
                                                          -----------     -----------     -----------    -----------    -----------
Net increase                                                2,193,449                         366,773      1,080,973        900,165
Net assets available for benefits at beginning of year           --              --              --             --             --
                                                          -----------     -----------     -----------    -----------    -----------
Net assets available for benefits at end of year          $ 2,193,449     $      --       $   366,773    $ 1,080,973    $   900,165
                                                          ===========     ===========     ===========    ===========    ===========


                                                          Lifetime20     Lifetime30     Lifetime40     Lifetime50     Lifetime60
                                                             Fund           Fund           Fund           Fund           Fund
                                                          -----------    -----------    -----------    -----------    -----------

Additions to net assets attributed to:
   Investment income
     Interest
     Net appreciation in fair
       value of investments                               $    10,906    $    28,670    $    26,390    $    17,321    $    12,960
                                                          -----------    -----------    -----------    -----------    -----------
                                                               10,906         28,670         26,390         17,321         12,960
                                                          -----------    -----------    -----------    -----------    -----------
   Contributions
     Employer                                                  19,856         27,364         26,385         10,404          8,641
     Employee                                                  64,760         91,195         71,924         32,942         23,887
                                                          -----------    -----------    -----------    -----------    -----------
                                                               84,616        118,559         98,309         43,346         32,528
                                                          -----------    -----------    -----------    -----------    -----------
Total additions                                                95,522        147,229        124,699         60,667         45,488

Deductions from net assets attributed to:
   Benefit payments                                             6,579          5,242         21,040          3,583          4,326
   Transaction charge                                              35            230            251             79             55
                                                          -----------    -----------    -----------    -----------    -----------
Total deductions                                                6,614          5,472         21,291          3,662          4,381
Change in forfeiture reserve, net
                                                          -----------    -----------    -----------    -----------    -----------
Net increase prior to interfund transfers                      88,908        141,757        103,408         57,005         41,107
Interfund transfers, net                                       36,979        115,090        111,006         79,291         88,093
Transfer from merged plan                                      25,239         97,265        102,070         72,897         74,067
                                                          -----------    -----------    -----------    -----------    -----------
Net increase                                                  151,126        354,112        316,484        209,193        203,267
Net assets available for benefits at beginning of year           --             --             --             --             --
                                                          -----------    -----------    -----------    -----------    -----------
Net assets available for benefits at end of year          $   151,126    $   354,112    $   316,484    $   209,193    $   203,267
                                                          ===========    ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information (continued)
--------------------------------------------------------------------------------

                          Year Ended December 31, 1996

                                Fund Information
                                ----------------

                                                           American                        Warburg
                                                           Century -                       Pincus           Bell
                                                           Twentieth       Vanguard        Advisor         Sports
                                                            Century        Growth &     International       Corp.
                                                             Ultra          Income         Equity          Common
                                                             Fund          Portfolio        Fund            Stock
                                                          -----------     -----------    -----------     -----------

Additions to net assets attributed to:
   Investment income
     Interest
     Net appreciation (depreciation) in fair
       value of investments                               $   196,267     $   107,229    $    18,615     $   (89,299)
                                                          -----------     -----------    -----------     -----------
                                                              196,267         107,229         18,615         (89,299)
                                                          -----------     -----------    -----------     -----------
   Contributions
     Employer                                                  86,867          42,091         19,055          19,153
     Employee                                                 364,863         161,912         76,562         153,833
                                                          -----------     -----------    -----------     -----------
                                                              451,730         204,003         95,617         172,986
                                                          -----------     -----------    -----------     -----------
Total additions                                               647,997         311,232        114,232          83,687

Deductions from net assets attributed to:
   Benefit payments                                            77,870          62,414         26,696          12,268
   Transaction charge                                             312             118             49           3,204
                                                          -----------     -----------    -----------     -----------
Total deductions                                               78,182          62,532         26,745          15,472
Change in forfeiture reserve, net
                                                          -----------     -----------    -----------     -----------
Net increase prior to interfund transfers                     569,815         248,700         87,487          68,215
Interfund transfers, net                                      505,690         269,943        165,170         147,744
Transfer from merged plan                                     402,843         185,000        113,500
                                                          -----------     -----------    -----------     -----------
Net increase (decrease)                                     1,478,348         703,643        366,157         215,959
Net assets available for benefits at beginning of year           --              --             --           136,758
                                                          -----------     -----------    -----------     -----------
Net assets available for benefits at end of year          $ 1,478,348     $   703,643    $   366,157     $   352,717
                                                          ===========     ===========    ===========     ===========



                                                           Charter          Charter         Charter       Participant
                                                            Income         Balanced         Equity          Notes
                                                             Fund            Fund            Fund         Receivable        Total
                                                          -----------     -----------     -----------     -----------    -----------

Additions to net assets attributed to:
   Investment income
     Interest                                                                                             $    15,247    $   126,665
     Net appreciation (depreciation) in fair
       value of investments                                                                                                  620,695
                                                          -----------     -----------     -----------     -----------    -----------
                                                                                                               15,247        747,360
                                                          -----------     -----------     -----------     -----------    -----------
   Contributions
     Employer                                                                                                                548,130
     Employee                                                                                                              1,999,113
                                                          -----------     -----------     -----------     -----------    -----------
                                                                                                                           2,547,243
                                                          -----------     -----------     -----------     -----------    -----------
Total additions                                                                                                15,247      3,294,603

Deductions from net assets attributed to:
   Benefit payments                                                                                                          750,287
   Transaction charge                                                                                                          6,433
                                                          -----------     -----------     -----------     -----------    -----------
Total deductions                                                                                                             756,720
Change in forfeiture reserve, net                                                                                             (1,170
                                                          -----------     -----------     -----------     -----------    -----------
Net increase prior to interfund transfers                                                                      15,247      2,536,713
Interfund transfers, net                                  $  (727,389)    $  (850,927)    $(1,749,310)         54,511           --
Transfer from merged plan                                                                                     137,683      2,882,751
                                                          -----------     -----------     -----------     -----------    -----------
Net increase (decrease)                                      (727,389)       (850,927)     (1,749,310)        207,441      5,419,464
Net assets available for benefits at beginning of year        727,389         850,927       1,749,310          28,704      3,493,088
                                                          -----------     -----------     -----------     -----------    -----------
Net assets available for benefits at end of year          $      --       $      --       $      --       $   236,145    $ 8,912,552
                                                          ===========     ===========     ===========     ===========    ===========

   The accompanying notes are an integral part of these financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of Plan

       The following description of the Bell Sports Corp. (the "Company") Employees' Retirement and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established effective January 1, 1991 and most recently amended effective April 28, 1997. Employees become eligible to participate upon completing 500 hours of employment within six consecutive months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       In connection with the sale of one division of Bell Sports Corp. to Brunswick Corporation through an Asset Purchase Agreement dated April 1,1997, any participant who becomes an employee of Brunswick Corporation shall be fully vested in their Employer Matching Contribution Account and Employer Discretionary Contribution Account effective April 28, 1997. Effective January 1, 1996, the American Recreation Company Inc. Employees' Retirement and 401(k) Plan was merged into the Plan.

       Contributions

       Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company will make a matching contribution in an amount equal to $.50 for each $1.00 contributed by an employee, up to a maximum of 5 percent of the participant's compensation. The Company may also make discretionary nonelective contributions.

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Investment Options

       Upon  enrollment  in  the  Plan,  a  participant  may  currently   direct
       contributions among any of the following investment options:

       o      Charter Guaranteed Income Fund (formerly "Guaranteed Income Fund")
              - Funds are invested in the CIGNA Charter Guaranteed Income Fund, which provides a guaranteed rate of return reset semiannually.

       o INVESCO Total Return Fund - Funds are invested solely in units of the CIGNA INVESCO Total Return Fund, which in turn invests solely in shares of the INVESCO Total Return Fund.

       o Fidelity Contrafund Fund - Funds are invested solely in units of the CIGNA Fidelity Contrafund Fund, which in turn invests solely in shares of the Fidelity Contrafund Fund.

       o Fidelity Magellan Fund - Funds are invested solely in units of the CIGNA Fidelity Magellan Fund, which in turn invests solely in shares of the Fidelity Magellan Fund.

       o Lifetime20 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       o Lifetime30 Fund - Funds are invested in six actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       o Lifetime40 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Vanguard Growth & Income Portfolio, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       o Lifetime50 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Portfolio, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       o Lifetime60 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Portfolio, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Short-Term Fixed Income Fund, and the CIGNA Charter Actively Managed Fixed Income Fund.

       o American Century - Twentieth Century Ultra Fund (formerly "Twentieth Century Ultra Investors Fund") - Funds are invested solely in units of the CIGNA American Century-Twentieth Century Ultra Fund, which in turn invests solely in shares of the American Century - Twentieth Century Ultra Fund.

       o Vanguard Growth & Income Portfolio (formerly "Vanguard Quantitative Portfolio Fund") Funds are invested solely in units of the CIGNA Vanguard Growth & Income Portfolio, which in turn invests solely in shares of the Vanguard Growth & Income Portfolio.

       o Warburg Pincus Advisor International Equity Fund - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor International Equity Fund, which in turn invests solely in shares of the Warburg Pincus Advisor International Equity Fund.

       o Bell Sports Corp. Common Stock - Funds are invested solely in shares of the Bell Sports Corp. common stock.

       Participants may change their investment options at any time.

       Payment of Benefits

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, installment payments, or a distribution in the form of an annuity. Distributions are subject to the applicable provisions of the Plan agreement.

       Participant Notes Receivable

       Participants may borrow, at the discretion of the Plan's Loan Committee, up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, with a minimum loan of $1,000, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

       Cash Equivalents

       Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 1997 and 1996 are invested in the CIGNA Charter Guaranteed Short-Term Account which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

2.     Summary of Accounting Policies

       Method of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements. Certain reclassifications have been made to the 1996 financial statements to conform with current year presentation.

       Investments

       Investments in pooled separate accounts (CIGNA INVESCO Total Return Fund, CIGNA Fidelity Contrafund Fund, CIGNA Fidelity Magellan Fund, CIGNA Lifetime20 Fund, CIGNA Lifetime30 Fund, CIGNA Lifetime40 Fund, CIGNA Lifetime50 Fund, CIGNA Lifetime60 Fund, CIGNA American Century - Twentieth Century Ultra Fund, CIGNA Vanguard Growth & Income Portfolio and CIGNA Warburg Pincus Advisor International Equity Fund) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). The investment in the CIGNA Charter Guaranteed Income Fund is non-fully benefit responsive and is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

       Contributions

       Employee  contributions  are  recorded  in the  period  during  which the
       Company makes payroll deductions from the participants' earnings. Matching Company contributions are recorded in the same period. Discretionary nonelective contributions, if any, are recorded annually.

       Benefits

       Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.     Deposit With Insurance Company

       The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund the Plan is credited with interest at the rate specified in the contract which was 5.55% for the years ended December 31, 1997 and 1996, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. As discussed in
       Note 2, the Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.     Investments

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                              December 31,
                                                          1997           1996

       CIGNA Charter Guaranteed Income Fund            $1,955,754     $2,177,167
         interest rates, 5.55%; 5.55%
       CIGNA Fidelity Contrafund Fund                   1,524,275      1,075,179
         units, 25,464; 21,880
       CIGNA Fidelity Magellan Fund                     1,130,272        893,146
         units, 9,043; 8,960
       CIGNA American Century - Twentieth Century
         Ultra Fund                                     2,065,770      1,469,022
         unit 53,118; 46,181
       CIGNA Vanguard Growth & Income Portfolio         1,249,175        697,812
         units, 35,937; 26,798

5.     Participant Notes Receivable

       Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Notes Receivable Fund. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (6.00% to 12.75% and 9.00% to 12.75% for the years ended December 31, 1997 and 1996, respectively).

6.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.     Income Taxes

       The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Bell Sports Corp.
Employees' Retirement and 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

8.     Reconciliation of Plan Financial Statements to the Form 5500

       Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.     Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $13,464 and $4,731 at December 31, 1997 and 1996, respectively, is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1996 Company cash contributions were offset by $1,442 from forfeited nonvested accounts.

Bell Sports Corp.                                         Additional Information
Employees' Retirement and 401(k) Plan                                 Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1997
--------------------------------------------------------------------------------

     (a)                (b)                                         (c)                    (d)            (e)
             Identity of issue, borrower,        Description of investment including       Cost         Current
              lessor, or similar party            maturity date, rate of interest,                       value
                                                  collateral, par or maturity value

             Connecticut General Life            CIGNA Charter Guaranteed Income
      *      Insurance Company                   Fund
                                                 5.55%                                 $1,955,754      $1,955,754

             Connecticut General Life            CIGNA INVESCO Total Return Fund
      *      Insurance Company                   $33.73/unit                              411,588         553,892

             Connecticut General Life            CIGNA Fidelity Contrafund Fund
      *      Insurance Company                   $59.86/unit                            1,147,310       1,524,275

             Connecticut General Life            CIGNA Fidelity Magellan Fund
      *      Insurance Company                   $124.99/unit                             869,190       1,130,272

             Connecticut General Life            CIGNA Lifetime20 Fund
      *      Insurance Company                   $16.37/unit                              169,184         195,320

             Connecticut General Life            CIGNA Lifetime30 Fund
      *      Insurance Company                   $16.27/unit                              362,986         436,624

             Connecticut General Life            CIGNA Lifetime40 Fund
      *      Insurance Company                   $15.78/unit                              339,587         409,012

             Connecticut General Life            CIGNA Lifetime50 Fund
      *      Insurance Company                   $15.48/unit                              126,829         153,364

             Connecticut General Life            CIGNA Lifetime60 Fund
      *      Insurance Company                   $14.22/unit                              197,587         234,751

             Connecticut General Life            CIGNA American Century -
      *      Insurance Company                   Twentieth Century Ultra Fund
                                                 $38.89/unit                            1,587,167       2,065,770


* Indicates an identified person known to be a party-in-interest to the Plan.

Bell Sports Corp.                                         Additional Information
Employees' Retirement and 401(k) Plan                                 Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1997                                                    (continued)
--------------------------------------------------------------------------------

     (a)                (b)                                         (c)                    (d)            (e)
             Identity of issue, borrower,        Description of investment including     Cost           Current
              lessor, or similar party            maturity date, rate of interest,                       value
                                                  collateral, par or maturity value

             Connecticut General Life            CIGNA Vanguard Growth and Income
      *      Insurance Company                   Portfolio
                                                 $34.76/unit                           $799,910        $1,249,175

             Connecticut General Life            CIGNA Warburg Pincus Advisor
      *      Insurance Company                   International Equity Fund
                                                 $21.86/unit                            420,174           409,213

             National Financial Services         Bell Sports Corp. Common Stock
      *      Corporation                         $8.44/share                            415,920           466,527

             Connecticut General Life            Cash Equivalents (CIGNA Charter
      *      Insurance Company                   Guaranteed Short-Term Account)             129               129

      *      Participant Notes Receivable        6.00% - 12.75%                         319,993           319,993

* Indicates an identified person known to be a party-in-interest to the Plan.

Bell Sports Corp.                                         Additional Information
Employees' Retirement and 401(k) Plan                                Schedule II
Line 27d Form 5500 - Schedule of Reportable Transactions
Year Ended December 31, 1997
--------------------------------------------------------------------------------




        (a)                   (b)                 (c)     (d)        (e)         (f)        (g)            (h)          (i)
 Identity of party    Description of asset     Purchase   Selling   Lease      Expense    Cost of    Current value   Net gain
      involved        (include interest rate    price      price    rental    incurred     asset      of asset on    or (loss)
                      and maturity in case                                      with                  transaction
                      of a loan)                                             transaction                  date

Connecticut General   Purchases into CIGNA     $514,207       N/A      N/A       N/A     $514,207       $514,207           -
Life Insurance        Charter Guaranteed
Company               Income Fund

Connecticut General   Sales from CIGNA              N/A   $47,265      N/A       N/A      847,265        847,265           -
Life Insurance        Charter Guaranteed
Company               Income Account

Connecticut General   Purchases into CIGNA      370,130       N/A      N/A       N/A      370,130        370,130           -
Life Insurance        Fidelity Contrafund
Company               Fund

Connecticut General   Sales from CIGNA              N/A   184,343      N/A       N/A      149,952        184,343      $34,391
Life Insurance        Fidelity Contrafund
Company               Fund

Connecticut General   Purchases into CIGNA      285,693       N/A      N/A       N/A      285,693        285,693           -
Life Insurance        Fidelity Magellan
Company               Fund

Connecticut General   Sales from CIGNA              N/A   280,348      N/A       N/A      235,728        280,348       44,620
Life Insurance        Fidelity Magellan
Company               Fund

Connecticut General   Purchases into CIGNA      492,725       N/A      N/A       N/A      492,725        492,725           -
Life Insurance        American Century -
Company               Twentieth Century Ultra
                      Fund

Connecticut General   Sales from CIGNA              N/A   250,417      N/A       N/A      200,949        250,417       49,468
Life Insurance        American Century -
Company               Twentieth Century Ultra
                      Fund

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BELL SPORTS CORP.

EMPLOYEES' RETIREMENT AND 401(k) PLAN


June 26, 1998                            /s/ Linda Bounds
--------------                           ---------------------------------------
                                         Linda Bounds
                                         Vice President, Chief Financial Officer

                                INDEX TO EXHIBITS


Exhibit                                                               Sequential
Number                          Description                           Page No.
------                          -----------                           --------

  1                     Consent of Price Waterhouse LLP                   1

  2                     Amended Plan Agreement                            2